UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genesis Healthcare, Inc.

(formerly known as Skilled Healthcare Group, Inc.)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,750,623 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 71,100,511 shares of Class A Common Stock outstanding on February 6, 2015).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 71,100,511 shares of Class A Common Stock outstanding on February 6, 2015).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 71,100,511 shares of Class A Common Stock outstanding on February 6, 2015).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Real Estate Holdings III Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 71,100,511 shares of Class A Common Stock outstanding on February 6, 2015).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Persons’ Class B Common Stock into Class A Common Stock (assuming 71,100,511 shares of Class A Common Stock outstanding on February 6, 2015).

14	TYPE OF REPORTING PERSON IN

This Schedule 13D (the “Amendment”) amends the Schedule 13D dated September 13, 2012, filed by Onex Corporation, Onex Partners LP, Onex US Principals LP, Onex Real Estate Holdings III Inc., Onex Skilled Holdings II Limited and Gerald W. Schwartz with respect to beneficial ownership of shares of Skilled Healthcare Group, Inc. (now known as Genesis Healthcare, Inc.) (the “Original Schedule 13D”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of the Class A common stock (the “Class A Common Stock”), issuable on conversion of Class B common stock (“Class B Common Stock”) of Genesis Healthcare, Inc., a Delaware corporation formerly known as Skilled Healthcare Group, Inc. (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 101 East State Street, Kennett Square, PA 19348. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Onex Corporation, an Ontario, Canada corporation (“Onex”); (ii) Onex Partners LP, a Delaware limited partnership (“OPLP”); (iii) Onex US Principals LP, a Delaware limited partnership (“USLP”); (iv) Onex Real Estate Holdings III Inc., a Delaware corporation (“OREH”); and (v) Gerald W. Schwartz. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

Onex’s principal business is to act as a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. Information relating to the directors and executive officers of Onex is set forth on Schedule A hereto which is incorporated herein by reference. Onex controls, directly or indirectly, each of OPLP, Onex Partners GP LP, Onex Partners GP Inc., USLP, Onex American Holdings GP LLC, and OREH. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

OPLP’s principal business is investing in securities. The address of the principal business and principal offices of OPLP is 712 Fifth Avenue, New York, NY 10019. The general partner of OPLP is Onex Partners GP LP.

Onex Partners GP LP is a Delaware limited partnership. Onex Partners GP LP’s principal business is being the general partner of OPLP. The address of the principal business and principal offices of Partners GP LP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Onex Partners GP LP is Onex Partners GP Inc.

Onex Partners GP Inc. is a Delaware corporation. Onex Partners GP Inc.’s principal business is being the general partner of Onex Partners GP LP. The address of the principal business and principal offices of Onex Partners GP Inc. is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Information relating to the directors and executive officers of Onex Partners GP Inc. is set forth on Schedule B hereto which is incorporated herein by reference.

USLP’s principal business is investing in securities. The address of the principal business and principal offices of USLP is 421 Leader Street, Marion, Ohio 43302. The general partner of USLP is Onex American Holdings GP LLC.

Onex American Holdings GP LLC is a Delaware limited liability company. Onex American Holdings GP LLC’s principal business is being the general partner of USLP. The address of the principal business and principal offices of Onex American Holdings GP LLC is 421 Leader Street, Marion, Ohio 43302.

OREH’s principal business is a holding company that owns indirect interests in a variety of Onex’s investments. The address of the principal business and principal offices of OREH is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of OREH is set forth on Schedule C hereto which is incorporated herein by reference.

Mr. Schwartz’s business address is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. His present principal occupation is Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all of the issued and outstanding shares of Multiple Voting Shares and 17.6% of the issued and outstanding Subordinate Voting Shares of Onex, ownership of which entitles Mr. Schwartz to elect a majority of the members of Onex’s Board of Directors.

During the past five years, none of the Reporting Persons or other persons identified in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Original Schedule 13D is hereby supplemented and amended by the information below:

No purchase of securities of the Issuer by any Reporting Person was involved in the transaction which necessitated the filing of this Amendment to the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented and amended as follows:

Purchase and Contribution Agreement

On August 18, 2014, the Company entered into a Purchase and Contribution Agreement (the “Original Purchase Agreement”) with FC-GEN Operations Investment, LLC, a Delaware limited liability company (“Genesis”), pursuant to which the businesses and operations of the Company and Genesis would be combined (the “Combination”) and the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) and options to purchase shares of Company Common Stock, which remained outstanding, would represent 25.75% of the equity of the combined entity and the holders of equity interests of Genesis, together with Health Care REIT, Inc., a Delaware corporation, and the participants under Genesis’ management incentive compensation plan would hold 74.25% of the equity of the combined entity, calculated on an as-exchanged and as-converted basis as set forth in the Original Purchase Agreement. On January 5, 2015, the Company and Genesis entered into Amendment No. 1 (“Amendment No. 1”) to the Original Purchase Agreement (the Original Purchase Agreement, as amended, the “Purchase Agreement”). The Purchase Agreement does not provide for the acquisition of any securities of the Issuer by the Reporting Persons.

On August 18, 2014, following execution and delivery of the Original Purchase Agreement by the parties thereto, OREH, OPLP and USLP, which on such date owned shares of Company Common Stock representing approximately 82% of the voting power of the outstanding shares of Company Common Stock, delivered an irrevocable written consent to the Company approving in all respects the Original Purchase Agreement and the transactions and agreements contemplated thereby, including the Combination. On January 5, 2015, following execution and delivery of Amendment No. 1 by the parties thereto, OREH, OPLP and USLP delivered an irrevocable written consent to the Company approving such amendment.

On February 2, 2015, the Company closed the transactions (the “Transactions”) contemplated by Purchase Agreement (the “Closing”). As a result of the Closing, the number of outstanding shares of the Company has increased, causing the percentage of each Reporting Person’s beneficial ownership to decrease.

On February 3, 2015, the New York Stock Exchange ticker symbol for the Class A Common Stock changed to “GEN.”

In connection with the Transactions, the Company’s board of directors approved a restated certificate of incorporation (the “Restated Charter”) and restated bylaws (the “Restated Bylaws”), which became effective upon the consummation of the Transactions. The Restated Charter changed the name of the Company to “Genesis Healthcare, Inc.” and changed the shares of capital stock that the Company is authorized to issue. Specifically, the Company now has the authority to issue a total of 1,200,000,000 shares of capital stock, consisting of the following classes of capital stock: (1) 1,000,000,000 shares of Class A Common Stock; (2) 20,000,000 shares of Class B Common Stock; (3) 150,000,000 shares of Class C common stock, par value $0.001 per share (the “Class C Common Stock”); and (4) 30,000,000 shares of preferred stock, par value $0.001 per share. Each holder of Class A Common Stock, Class B Common Stock and Class C Common Stock is entitled to one vote for each share of such Company Common Stock, held of record by such holder. This represents a change from the former charter of the Company, which provided that each holder of Class B Common Stock was entitled to 10 votes per share.

Furthermore, the affirmative vote of the holders of at least 66 2/3% of the combined voting power of the shares entitled to vote in connection with the election of directors of the Company is required to amend, alter, change, or repeal, or to adopt any provision inconsistent with the purpose and intent of certain articles of the Restated Charter relating to:

•	the management of the business and conduct of the affairs of the Company;

•	the rights to call special meetings of the stockholders of the Company;

•	the ability to take action by written consent in lieu of a meeting of stockholders;

•	the obligations of the Company to indemnify its directors and officers;

•	amendments to the bylaws of the Company; and

•	amendments to the Restated Charter.

The Restated Bylaws provide that the Company’s board of directors consists of not less than three nor more than 19 members, divided into three classes, designated Class I, Class II and Class III. Directors in each class serve for a term of three years. The Restated Bylaws may be amended, altered, changed or repealed, in whole or in part, or new bylaws may be adopted by either (1) the affirmative vote of a majority of the entire board of directors or (2) the affirmative vote of the holders of a majority of the voting power of the shares of capital stock of the Company entitled to vote in connection with the election of directors of the Company.

The Purchase Agreement provided that Genesis and the Company would each take all actions necessary so that, at the Closing, the Board of Directors would consist of two individuals designated by the Company, four individuals designated by Genesis and five individuals designated jointly by the Company and Genesis. On February 2, 2014, immediately prior to the Closing, Messrs. Robert Le Blanc, Michael Boxer, M. Bernard Puckett and Bruce Yarwood and Linda Rosenstock, M.D. resigned from the Company’s Board of Directors, and the remaining directors (Messrs. Glenn Schafer and Robert Fish) set the number of members of the Board of Directors at eleven and appointed the following individuals to fill the board vacancies: Messrs. Jim Bloem, John DePodesta, Steven Fishman, George Hager, Arnold Whitman, Robert Hartman, Joshua Hausman, Jim McKeon and David Reis. Mr. Hausman is a Managing Director of Onex.

The foregoing descriptions of the Purchase Agreement, Restated Charter and Restated Bylaws do not purport to be complete and is qualified in its entirety by references to the Purchase Agreement, Restated Charter and Restated Bylaws, copies of which are filed as Exhibits 2, 3, and 4 to this Statement and are incorporated herein by reference.

In connection with the Transactions, the following agreements were entered into by OREH, OPLP and USLP:

Registration Rights Agreement

OREH, OPLP and USLP entered into an Amended and Restated Registration Rights Agreement, dated as of August 18, 2014, by and among the Company, certain holders of the Class B Common Stock listed on Schedule A attached thereto (the “Onex Holders”) and certain holders of equity securities of Genesis listed on Schedule B attached thereto (collectively, the “Genesis Holders” and, together with the Onex Holders, the “Investors”; the Investors, together with their respective permitted transferees, the “Holders”), which became effective as of the Closing.

Lock-up Agreements

Pursuant to the Registration Rights Agreement, each Holder of Registrable Securities (as defined below) has agreed that, except for transfers to permitted transferees and transfers in connection with registration statements filed by the Company, it shall not, during the period commencing on the date of Closing until the Lock-up Expiration (as defined below), (1) offer, pledge (other than to a financial institution in exchange for borrowed money), sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Registrable Securities, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in (1) or (2) above is to be settled by delivery of Registrable Securities or such other securities, in cash or otherwise.

Under the Registration Rights Agreement:

•	“Registrable Securities” are defined to include: (1) any shares of Class A Common Stock held by the Onex Holders and any shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Onex Holders, (2) any shares of Class A Common Stock issued in connection with the consummation of the Transactions (“Stock Consideration”) or issuable upon the exercise of securities issued as Stock Consideration, (3) all shares of Class A Common Stock issued or issuable upon exchange of the Class A common units of Genesis (the “Genesis Class A Units”) and (4) any Class A Common Stock issued as (or issuable upon the conversion or exercise of any right or other security which is issued as) a stock dividend, stock split or other distribution with respect to, or in exchange for or in substitution of such shares of Class A Common Stock referred to in clauses (1), (2) or (3) or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other reorganization or otherwise.

•	“Lock-up Expiration” is defined to mean the earlier of (1) 18 months plus the duration of any delay period or blackout period from the closing of the Transactions (the “Closing Date”) and (2) the date on which the Onex Holders and their permitted transferees first hold less than 10% of the Registrable Securities held by the Onex Holders as of the Closing Date.

Demand Registration Rights

Under the Registration Rights Agreement, the Onex Holders are entitled to request two demand registrations during the 18 month period following the Closing Date, and the Genesis Holders are entitled to request one demand registration during the 18 month period following the Closing Date; provided, however, that, if the notice of election to exercise a demand registration right is delivered by the Genesis Holders prior to the Lock-up Expiration, the number of Registrable Securities registered on such registration statement by the Genesis Holders (or their successors) is not to exceed 10% of the total outstanding Class A Common Stock on a fully-diluted and as-exchanged basis. The amount specified in any request for demand registration (net of applicable underwriting discounts, selling commissions and stock transfer taxes), is required to be at least $30,000,000 or, if less than $30,000,000, an amount sufficient to permit after taking into account the allocation procedures described below, the sale of all of the Registrable Securities held by whichever of the Onex Holders or the Genesis Holders are requesting such demand registration

In addition, following the Lock-up Expiration, the Genesis Holders are entitled to request unlimited demand registrations until such time as the Genesis Holders no longer hold any Registrable Securities; provided, that, if either (1) prior thereto, the Genesis Holders have exercised their right to request one demand registration as described above or (2) the notice of demand registration by the Genesis Holders is delivered following the 18-month period following the Closing Date, the Holders selling Registrable Securities are required to pay for or reimburse the Company for expenses incurred in connection with the applicable registration statement (a “Seller Expense Paid Registration”).

Allocation of Securities; Priority on Demand Registrations

In any demand registration effectuated pursuant to the terms of the Registration Rights Agreement, the Registrable Securities to be included in such registration shall be allocated (1) 74.25% to the Onex Holders and (2) 25.75% to the Genesis Holders; provided, however, that if the non-initiating holder declines to sell its maximum allocation in such demand registration, then such unused allotment shall be allocated (1) first, to Registrable Securities held by the initiating holder and (2) second, if the initiating holder declines to sell an amount of Registrable Securities equal to the unused allotment, to shares of Class A Common Stock to be issued by the Company if it, in its sole discretion, determines to sell such shares.

If a demand registration involves an underwritten offering and the managing underwriter shall advise the Company that in its opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then, the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such effect, allocated (1) first, to Registrable Securities requested by the Holders to be included in such registration and (2) second, among all shares of Class A Common Stock requested to be included in such registration by any other persons (including securities to be sold for the account of the Company).

Furthermore, if such underwriter determines that the Registrable Securities requested by the Holders to be included in such registration exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then the Registrable Securities that are included in such offering shall be (1) in the case of a demand registration initiated by the Onex Holders or the Genesis Holders during the 18-month period following the Closing Date, apportioned 74.25% to the Onex Holders and 25.75% to the Genesis Holders, and further apportioned among the Onex Holders, on the one hand, and the Genesis Holders, on the other hand, on a pro rata basis in accordance with the number of Registrable Securities held by each such Onex Holder and Genesis Holder, as applicable, and (2) in the case of a demand registration initiated by the Genesis Holders following the Lock-up Expiration, apportioned among the Onex Holders, on the one hand, and the Genesis Holders, on the other hand, on a pro rata basis in accordance with the number of Registrable Securities held by each such Onex Holder and Genesis Holder, as applicable, and further apportioned in such other proportions as shall be mutually be agreed to by all such selling Holders; provided, however, that in the event that the Genesis Holders make the first request of a demand registration during the 18-month period following the Closing Date, then in the case of the first demand registration by the Genesis Holders following the Lock-up Expiration, the Registrable Securities that are included in such offering shall be apportioned 50% to the Onex Holders and 50% to the Genesis Holders, and further apportioned among the Onex Holders, on the one hand, and the Genesis Holders, on the other hand, on a pro rata basis in accordance with the number of Registrable Securities held by each such Onex Holder and Genesis Holder, as applicable.

Piggy-back Registration Rights

The Holders are entitled to piggy-back registration rights whenever the Company proposes to publicly sell or register for sale any of its common equity securities pursuant to a registration statement under the Securities Act (other than a registration statement on Form S-8 or on Form S-4 or any similar successor forms thereto).

Priority on Piggy-back Registrations

If a piggy-back registration is initiated as an underwritten primary registration on behalf of the Company where the primary use of proceeds does not include the repurchase, redemption, subscription or retirement of capital stock of the Company, and the managing underwriter advises the Company in writing that in its opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such effect, allocated (1) first, to the securities the Company proposes to sell, (2) second, to the Registrable Securities requested to be included therein by the Holders and (3) third, among other securities requested to be included in such registration by other security holders of the Company on such basis as such Holders may agree among themselves and the Company.

Furthermore, if such underwriter determines that the Registrable Securities requested by the Holders to be included in such registration exceeds the number that can be sold in such offering without having an adverse effect on such offering, including the price at which such securities can be sold, then the Registrable Securities that are included in such offering shall be (1) if the Company proposes to sell or register for sale such securities prior to the Lock-up Expiration, apportioned 74.25% to the Onex Holders and 25.75% to the Genesis Holders, and further apportioned among the Onex Holders, on the one hand, and the Genesis Holders, on the other hand, on a pro rata basis in accordance with the number of Registrable Securities held by each such Onex Holder and Genesis Holder, as applicable, and (2) if the Company proposes to sell or register for sale such securities after the Lock-up Expiration, apportioned to such Holders on a pro rata basis in accordance with the number of Registrable Securities held by each such Holder, or in each case in such other proportions as shall mutually be agreed to by all such selling Holders.

Shelf Registration Statement

Pursuant to the Registration Rights Agreement, at the request of any Holder, the Company is obligated to use its best efforts to promptly file a registration statement on Form S-3 or such other form under the Securities Act then available to the Company providing for (1) the issuance of Class A Common Stock upon an exchange, from time to time, of Genesis Class A Units held by any Genesis Holder or their respective permitted assigns and (2) the resale pursuant to Rule 415 of the Securities Act from time to time by the requesting Holder of such number of shares of Registrable Securities requested by such Holder to be registered thereby (a “Shelf Registration Statement”). The Company is required to use its best efforts to cause the Shelf Registration Statement to be declared effective by the SEC as of immediately following the Lock-up Expiration. the Company is obligated to maintain the effectiveness of the Shelf Registration Statement (or a replacement thereof) for as long as any Holder owns any Registrable Securities.

Indemnity; Expenses

In connection with any registration described above, the Company is obligated to indemnify holders selling Registrable Securities in connection with such registration and, except for any Seller Expense Paid Registration, the Company is required to bear all fees, costs and expenses (other than any underwriting discounts or commissions or transfer taxes, if any, and fees of counsel to the selling stockholders, attributable to the sale of Registrable Securities) in connection with such registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Support Agreement

Concurrently with the execution of the Original Purchase Agreement, the Company, Genesis, OREH, OPLP and USLP executed and delivered a support agreement (the “Support Agreement”) pursuant to which OREH, OPLP and USLP agreed to, among other things,

•	execute and deliver a written consent approving the Purchase Agreement and the Transactions;

•	refrain from selling, transferring, pledging, encumbering, assigning or otherwise disposing of or entering into any contract, option or other arrangement with respect to the transfer of any of their Class B Common Stock unless the transferee is an affiliate of the OREH, OPLP and USLP and assumes the transferor’s obligations under the Support Agreement;

•	refrain from converting their Class B Common Stock into shares of Class A Common Stock;

•	refrain from entering into any new voting arrangement with respect to any shares of Company Common Stock;

•	immediately cease and cause to be terminated all existing discussions and negotiations with any person with respect to any Competing Proposal (as such term is defined in the Purchase Agreement), and cause each of its subsidiaries and representatives to do the same;

•	refrain from, cause its subsidiaries to refrain from, and use its reasonable best efforts to cause its representatives to refrain from, directly or indirectly (1) soliciting, initiating, causing or knowingly facilitating or encouraging the submission of any Competing Proposal; (2) participating in any negotiations, or furnishing to any person any information relating to the Company or any of its subsidiaries, in each case, knowingly in connection with a Competing Proposal; (3) engaging in discussions with any person in an effort to or attempt to facilitate or encourage a person to make a Competing Proposal; (4) approving or recommending, or proposing publicly to approve or recommend, any Competing Proposal; or (5) entering into any letter of intent, agreement, agreement in principle, memorandum of understanding or similar document or any agreement or commitment providing for any Competing Proposal;

•	consult with Genesis before issuing, and give Genesis the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system; and

•	refrain from commencing or participating in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim against the Company, Genesis or any of their respective successors relating to the negotiation, execution and delivery of the Support Agreement or the Purchase Agreement, or the consummation of the Transactions.

The Support Agreement terminated, by its terms, upon the Closing.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

Amount beneficially owned:

Onex Corporation	14,750,623	(1)
Onex Partners LP	11,293,552	(2)
Onex US Principals LP	68,820	(3)
Onex Real Estate Holdings III Inc.	3,388,251	(4)
Gerald W. Schwartz	14,750,623	(5)

(1)	Onex may be deemed to own beneficially the shares of Class A Common Stock beneficially owned by (a) OPLP, through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of OPLP, (b) USLP through Onex’s ownership of all of the equity of Onex American Holdings GP LLC, the general partner of USLP and (c) OREH through Onex’s ownership of all of the common stock of OREH. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(2)	All of the shares beneficially owned by OPLP are reported as beneficially owned by each of OPLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OPLP.
(3)	All of the shares beneficially owned by USLP are reported as beneficially owned by each of USLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by USLP.
(4)	All of the shares beneficially owned by OREH are reported as beneficially owned by each of OREH, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OREH.
(5)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, owns shares representing a majority of the voting rights of the shares of Onex and may be deemed to beneficially own all shares beneficially owned by Onex. The indirect interests of Onex are described in footnote (1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Percent of class (based on 71,100,511 shares of Class A Common Stock outstanding as of February 6, 2015 and assuming exchange of the Reporting Persons’ Class B Common Stock into Class A Common Stock):

Onex Corporation	17.2%
Onex Partners LP	13.2%
Onex US Principals LP	0.1%
Onex Real Estate Holdings III Inc.	3.9%
Gerald W. Schwartz	17.2%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(ii) Shared power to vote or to direct the vote(1):
Onex Corporation	14,750,623
Onex Partners LP	11,293,552
Onex US Principals LP	68,820
Onex Real Estate Holdings III Inc.	3,388,251
Gerald W. Schwartz	14,750,623
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Gerald W. Schwartz	0
(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	14,750,623
Onex Partners LP	11,293,552
Onex US Principals LP	68,820
Onex Real Estate Holdings III Inc.	3,388,251
Gerald W. Schwartz	14,750,623

(1)	The shares beneficially owned by Onex, OPLP, USLP, OREH and Mr. Schwartz represent 9.6%, 7.4%, 0.04%, 2.2% and 9.6%, respectively, of the aggregate voting power of the outstanding shares of the Issuer (based on an aggregate of 153,441,723 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding as of February 6, 2015).

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Statement has engaged in any transaction during the past 60 days in any shares of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented and amended by the information below:

The information contained in Item 4 with respect to the Registration Rights Agreement and Support Agreement is hereby incorporated herein by reference into this Item 6.

In connection with the Transactions, effective as of the Closing, the Investor Stockholders Agreement, dated as of December 27, 2005 (the “Stockholders Agreement”), between the Company and certain of its then current stockholders and any other stockholder or option holder who becomes a party to the Stockholders Agreement by execution of a joinder agreement was terminated.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

(1)	—	Joint Filing Agreement

(2)	—	Purchase and Contribution Agreement, dated as of August 18, 2014, as amended by Amendment No. 1, dated as of January 5, 2015, by and between FC-GEN Operations Investment, LLC, a Delaware limited liability company, and Skilled Healthcare Group, Inc., a Delaware corporation (incorporated by reference to Annex A to the Company’s Definitive Information Statement on Schedule 14C filed on January 9, 2015).

(3)	—	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 6, 2015).

(4)	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on February 6, 2015).

(5)	—	Amended and Restated Registration Agreement, dated as of August 18, 2014 and becoming effective as of the closing date of the Combination, by rights and among Skilled Healthcare Group, Inc. and the parties listed on the schedules thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed on November 3, 2014).

(6)	—	Support Agreement, dated as of August 18, 2014, among FC-GEN Operations Investment, LLC, a Delaware limited liability company, Skilled Healthcare Group, Inc., a Delaware corporation, and the stockholders appearing on the signature pages thereto.

(7)*	—	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2015

ONEX CORPORATION

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Chief Financial Officer

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President, General Counsel and Secretary

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Senior Managing Director

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX US PRINCIPALS LP

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Representative

ONEX REAL ESTATE HOLDINGS III INC.

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: President

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President and Secretary

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: As attorney-in-fact for Gerald W. Schwartz

Schedule A

Directors and Executive Officers of Onex Corporation (“Onex”)

The name, business address and present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule A are Canadian citizens, except as specifically indicated below. All occupation or employment positions are with Onex, except as specifically indicated below.

Name	Business Address	Present Principal Occupation or Employment

Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director

Ewout R. Heersink	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Senior Managing Director

Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Senior Managing Director

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chief Financial Officer

Timothy A.R. Duncanson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Christine M. Donaldson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President, Finance

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Senior Managing Director

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President, General Counsel and Secretary

William A. Etherington	118 Yorkville Avenue Suite 701 Toronto, Ontario Canada M5R 1H5	Director; Corporate Director

John B. McCoy (U.S. Citizen)	6767 North Ocean Blvd., #15 Ocean Ridge, Florida USA 33435	Director; Retired

Name	Business Address	Present Principal Occupation or Employment

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Daniel C. Casey	Creson Corporation 170 Merton Street Toronto, Ontario Canada M4S 1A1	Director; Chairman, Chief Executive Officer and President of Creson Corporation, an Ontario real estate company

David J. Mansell	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Serge Gouin	740 Pratt Avenue Outremont, Quebec Canada H2V 2T6	Director; Retired

Konstantin Gilis	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

J. Robert S. Prichard, O.C.	Torys LLP 79 Wellington Street West, Suite 3000 Toronto, Ontario Canada M5K 1N2	Director; Chairman of Torys LLP

Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director; President of Shelter Canadian Properties Limited

Heather M. Reisman	Indigo Books & Music Inc. 468 King St. W. Suite 500 Toronto, Ontario M5V 1L8	Director; Chair and Chief Executive Officer of Indigo Books & Music Inc.

Peter C. Godsoe	Scotia Plaza, Suite 3005 40 King Street West Toronto, Ontario Canada M5H 1H1	Director; Corporate Director

Arianna Huffington (U.S. Citizen)	The Huffington Post Media Group 770 Broadway, 5th Floor New York, NY 10003 U.S.A.	Director, Chairman, President and Editor-in-Chief of The Huffington Post Media Group

Tawfiq Popatia	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Schedule B

Directors and Executive Officers of Onex Partners GP Inc. (“Partners GP”)

The name, business address and present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule B are United States citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation

Joshua Hausman	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Managing Director of Onex Investment Corp.

Robert M. LeBlanc	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and President; Senior Managing Director of Onex Investment Corp.

Matthew Ross	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Vice President, Managing Director of Onex Investment Corp.

Schedule C

Directors and Executive Officers of Onex Real Estate Holdings III Inc. (“OREH”)

The name, business address and present principal occupation of each director and executive officer of OREH are set forth below. All executive officers and directors listed on this Schedule C are Canadian citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation

Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Vice President; Senior Managing Director of Onex Corporation

Robert M. LeBlanc (U. S. Citizen)	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Senior Managing Director of Onex Investment Corp.

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and President; Chief Financial Officer of Onex Corporation

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President and Secretary; Vice President, General Counsel and Secretary of Onex Corporation

Timothy A.R. Duncanson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Ewout R. Heersink	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Senior Managing Director of Onex Corporation

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Senior Managing Director of Onex Corporation

EXHIBIT INDEX

(1)	—	Joint Filing Agreement

(2)	—	Purchase and Contribution Agreement, dated as of August 18, 2014, as amended by Amendment No. 1, dated as of January 5, 2015, by and between FC-GEN Operations Investment, LLC, a Delaware limited liability company, and Skilled Healthcare Group, Inc., a Delaware corporation (incorporated by reference to Annex A to the Company’s Definitive Information Statement on Schedule 14C filed on January 9, 2015).

(3)	—	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 6, 2015).

(4)	—	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on February 6, 2015).

(5)	—	Amended and Restated Registration Agreement, dated as of August 18, 2014 and becoming effective as of the closing date of the Combination, by rights and among Skilled Healthcare Group, Inc. and the parties listed on the schedules thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed on November 3, 2014).

(6)	—	Support Agreement, dated as of August 18, 2014, among FC-GEN Operations Investment, LLC, a Delaware limited liability company, Skilled Healthcare Group, Inc., a Delaware corporation, and the stockholders appearing on the signature pages thereto.

(7)*	—	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

*	Previously filed.